UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 55074 / January 10, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12528

In the Matter of **ABLE LABORATORIES, INC.** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act") against Able Laboratories, Inc. ("Able" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A.   Able (CIK #857171), headquartered in Montclair, New Jersey, is a former developer and manufacturer of generic pharmaceutical products. Able initially registered its common stock with the Securities and Exchange Commission in September 1992 pursuant to

Section 12(b) of the Exchange Act. In November 2003, the Commission granted Able's application to withdraw from listing and registration on the Boston Stock Exchange and, from that point forward, Able was deemed registered pursuant to Section 12(g) of the Exchange Act.

Until November 2002, Able's stock was traded under the symbol "ABRX" on the OTC Bulletin Board. Able traded on the Nasdaq SmallCap Market from November 2002 until February 2003, and on the Nasdaq National Market System from February 2003 until July 2005. The company's common stock subsequently traded on the OTC Bulletin Board until August 2006. Able is not currently quoted by any market makers.

B.   Able has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder in that, while its common stock has been registered with the Commission at all relevant times, it has not filed an Annual Report on Form 10-K since March 15, 2005 or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending March 31, 2005.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Nancy M. Morris
Secretary